Simpson Thacher & Bartlett

icbc tower, 35th floor

3 garden road, central

hong kong

 _____________

telephone: +852-2514-7600

facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

December 8, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited (the “Company”), we are submitting this letter in response to your correspondence dated November 15, 2022 (the “November 15 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 7, 2022.

In the November 15 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until December 30, 2022 and expects to respond no later than that date.

*           *          *

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett

December 8, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Xianfeng Yang, Chief Executive Officer
Qiang Yuan, Chief Financial Officer
Bo Yu, Chairman, Chief Operating Officer
Man San Vincent Law, Executive Director
BIT Mining Limited

Danielle Bian, Partner
MaloneBailey, LLP